Exhibit 99.1

NEWS RELEASE: For immediate release:

AXCESS INTERNATIONAL REPORTS SECOND QUARTER 2010 RESULTS

DALLAS, TX — August 13, 2010 — Axcess International Inc., (OTCBB: AXSI) a leader in local area Wireless ID solutions, today reported results for the quarter ending June 30, 2010.

Highlights for the Second Quarter ending June 30, 2010

•                  Revenue for the quarter was $317,444

•                  Introduced new integrated Wireless ID-Access Control product feature for industrial security and safety markets

•                  Gross margin was $171,678 or 54%

•                  Net Loss $603,336 represents $0.01 per share of common stock

•                  Patented MicroWirelessTM technology continues to demonstrate competitive advantages and opportunities for future innovations

“We continue to build on the introduction of the new DotTM Wireless ID product introduced earlier this year by further developing our sales channels with our integrator partners,” said Allan Griebenow, president and CEO of Axcess. Mr. Griebenow further stated, “We continue to strengthen our relationship with HID Global, the dominant access control products supplier in the world under our Advantage HID ConnectTM Partner program agreement. Helped by solid application references in virtually all industries for improved security, safety and productivity, we remain very excited about its potential. ”

Corporate and Industry Developments

Axcess’ systems for business and government use its patented MicroWirelessTM technology to wirelessly enable business ID badges, access control cards, property tags, parking passes and other manual IDs to provide automatic local area real-time business activity monitoring and control solutions. Manual ID systems such as access control cards and bar code property labels are easily upgraded to Axcess’ solutions inside the enterprise. Applications include high speed access control, internal security monitoring and intrusion detection, emergency evacuation workforce accounting, automatic asset protection and visitor tracking for security and compliance reporting. Systems are also used for contractor time and attendance data collection, safety monitoring and compliance reporting, and workforce time and motion data collection for business process improvement and business intelligence initiatives.

The Company introduced a new DotTM Wireless ID product at the International Security Conference (ISC-West) trade show in Las Vegas in March. Various Axcess DotTM solutions were demonstrated in kiosks located in the HID Global and Tyco-ADT corporate trade show booths highlighting the new product and introducing it to sales personnel, independent security system dealers, system integrators, distributors and end users.  The product is being positioned as a natural evolutionary step for access cards and business IDs to provide added value in the enterprise. It is expected that Axcess’ reference accounts in oil/gas, petrochemical, construction, utilities, transportation, DoD, and government will provide support for new sales.

During the quarter, the Company fulfilled a number of follow-on orders for existing accounts in construction safety, enterprise asset protection, oil/gas worker monitoring, casino key tracking, high throughput vehicle gate control and miner safety monitoring. In order to better manage working capital, the Company instituted a series of temporary salary cuts.

Axcess augmented the safety features on Dot Wireless IDs through the addition of a “man-down” monitoring capability.  Implemented on an oil platform for worker safety, it can detect certain conditions that indicate a serious injury may have occurred using real time analyses of shocks, vibrations and inclinations the wireless ID detects.  The detections are automatically analyzed against the norm and if outside programmed parameters, transmits a wireless alert to responders.

Axcess’ core technology area of MicroWirelessTM communications has now been proven to represent the technological sweet spot where autonomous wireless identification and data transfer are best enabled in very small, low cost battery-powered devices. Regardless of their hardware platform or form factor, DotTM IDs operate in their own wireless frequency and are designed specifically for the unique need, independent from interference and unobtrusive to backbone networks. For these uses, MicroWireless eclipses other wireless technologies such as cell phones, EPC-RFID, Ultra-Wideband (UWB), Zig-Bee, Wi-Fi and Bluetooth which are not suited to the automated monitoring of personnel and assets in the enterprise because of unacceptable cost, size, reliability, infrastructure and power consumption constraints.

The core technology continues to be supported by a strong intellectual property foundation of patents and filings.  The Company believes this portfolio will continue to open opportunities for IP monetization and strategic partnerships in the near term and long into the future. During the quarter, the Company filed a product patent infringement lawsuit against a competitor.

Bringing to market the complete set of innovative functions of MicroWireless creates an open architecture for multiple sources of data to be acquired to deliver previously inaccessible information 24/7 in real-time. These innovation and growth efforts continue to be supported by our shareholders and by key financial advisor, Amphion Innovations plc.

Three Months Ended June 30, 2010 Financial Results

Revenue for the three months ended June 30, 2010 was $317,444 and for the three months ended June 30, 2009 was $3,156,836.  Cost of sales for the three months ended June 30, 2010 was $145,766 and for the three months ended June 30, 2009 was $797,930.  The gross profit for the three months ended June 30, 2010 was $171,678 and $2,358,906 for the three months ended June 30, 2009. The majority of the decrease in sales is a result of the Caribbean Port Security Contract awarded in January 2009 that was not repeated during 2010.  The gross margin percent for the three months ended June 30, 2010 was 54% compared to 75% for the same period in 2009.  The lower gross margin percent was a result of the increased services provided in the Port Security Contract and as a result of the timing of the project.  We continue to expect the margin will continue to be stable in the 40% to 50% range.

Research and development expenses were $217,389 for the three months ended June 30, 2010 and $239,240 for the three months ended June 30, 2009.  The majority of the decrease is the result of a pay cut we implemented during the quarter.  All salaries were cut from 20% - 40%.  However, some of that savings was offset by an increase in development of the next generation RFID product.  We are continuing to expense the development as incurred.

Corporate general and administrative expenses were $287,907 for the three months ended June 30, 2010 and $410,470 for the three months ended June 30, 2009.  The majority of the decrease is the result of a pay cut we implemented during the quarter.  All salaries were cut from 20% - 40%.  In addition we had a reduction of bad debt expense.

Selling and marketing expenses were $139,706 for the three months ended June 30, 2010 and $532,093 for the three months ended June 30, 2009.  The majority of the decrease is the result of expenses paid relating to the Caribbean Port Security Contract during 2009.  In addition we implemented a pay cut during the quarter.  All salaries were cut from 20% - 40%.

Depreciation and amortization expenses were $5,128 for the three months ended June 30, 2010 and $5,058 for the three months ended June 30, 2009.  Depreciation is basically flat over the period.

Other expenses, net, were $124,884 for the three months ended June 30, 2010 and $56,266 for the three months ended June 30, 2009. Interest expense was $43,920 higher during the three months ended June 30, 2010, compared to the three months ended June 30, 2009, reflecting higher expense associated with warrants that were issued with the convertible notes.   The loss on vendor settlements was also increased by $24,698.

Net loss was $603,336 for the three months ended June 30, 2010, compared to income of $1,115,779 for the three months ended June 30, 2009.  The increase in the loss is mainly related to a decrease gross margin mainly relating to the Port Contract.  Offset by lower salary expense as a result of the pay cuts implemented during 2010.

Preferred Stock dividend requirements were $0 for three months ended June 30, 2010 and $47,797 for three months ended June 30, 2009.  The decrease is a result of all holders of the dividend barring preferred shareholders converting their preferred shares to common.

Six Months Ended June 30, 2010 Financial Results

Revenue for the six months ended June 30, 2010 was $462,733 and for the six months ended June 30, 2009 was $4,239,518.  Cost of sales for the six months ended June 30, 2010 was $231,814 and for the six months ended June 30, 2009 was $1,543,904.  The gross profit for the six months ended June 30, 2010 was $230,919 and $2,695,614 for the six months ended June 30, 2009. The majority of the decrease in sales is a result of the Caribbean Port Security Contract awarded in January 2009 that was not repeated during 2010.  The gross margin percent for the six months ended June 30, 2010 was 50% compared to 64% for the same period in 2009.  The lower gross margin percent was a result of the Port Security contract.  We continue to expect our overall margin will continue to be stable in the 40% to 50% range.

Research and development expenses were $561,067 for the six months ended June 30, 2010 and $548,599 for the six months ended June 30, 2009.  The expenses are basically flat for the two periods.   However, there was an increase in the stock compensation expense (non-cash) and a reduction in salary expenses.  We implemented a 20% - 40% pay reduction during the second quarter of 2010.

Corporate general and administrative expenses were $772,942 for the six months ended June 30, 2010 and $734,923 for the six months ended June 30, 2009.  The expenses are basically flat for the two periods.   However, there was an increase in the stock compensation expense (non-cash) and a reduction in salary expenses.  We implemented a 20% - 40% pay reduction during the second quarter of 2010.

Selling and marketing expenses were $387,292 for the six months ended June 30, 2010 and $926,651 for the six months ended June 30, 2009. The majority of the decrease relates to reduced selling expense relating to the port contract signed and implemented during 2009 that was not repeated in 2010.

Depreciation and amortization expenses were $10,385 for the six months ended June 30, 2010 and $9,722 for the six months ended June 30, 2009.  Depreciation is basically flat over the period.

Other expenses, net, were $221,302 for the six months ended June 30, 2010 and $119,818 for the six months ended June 30, 2009. Interest expense was $32,977 higher during the six months ended June 30, 2010, compared to the six months ended June 30, 2009, reflecting the expense associated with the warrants that were issued with the convertible notes.   The gain on vendor settlements decreased by $68,507.

Net loss was $1,722,069 for the six months ended June 30, 2010, compared to income of $355,901 for the six months ended June 30, 2009.  The increase is mainly related to a decrease in gross margin mainly relating to the Port Security Contract.

Preferred Stock dividend requirements were $0 for six months ended June 30, 2010 and $95,263 for six months ended June 30, 2009.

Earnings Call Information

In conjunction with the earnings release, Axcess invites you to listen to its earnings call playback beginning Friday, August 13, 2010, after 1PM CDT.  Requests for the playback link should be sent to Allan Griebenow at allang@axsi.com.  The playback link will also be posted for playback off of the website shortly thereafter.  The Company’s website is www.axcessinc.com.

About Axcess International Inc.

Axcess International Inc. (OTCBB: AXSI) provides intelligent Wireless IDs for business encompassing local location identification, sensing and control capabilities using its patented MicroWirelessTM technology platform. The complete system solutions supersede existing manual personnel badges by automating various workforce management tasks that increase productivity, security, safety and business intelligence. MicroWireless — based on active RFID principles — is the economic and technological sweet spot for autonomously-powered low cost, miniature, remote communication devices around the local enterprise. Axcess is a portfolio company of Amphion Innovations plc (AIM: AMP). For more information on Axcess, visit www.axcessinc.com.

Axcess’ on-demand webinars are viewable by linking to them from Axcess’ Home page or clicking on the following links:

•                  Emergency Evacuation Workforce Accounting

•                  MicroWireless Process Automation

Contacts

Public Relations	Axcess Contact
Driver Public Relations	Axcess International
Kenni Driver	Allan Frank, CFO
972.978.6455	972.407.6080
kenni.driver@driverpr.com	afrank@axcessinc.com

This release contains forward-looking statements as defined in Section 21E of the Securities Exchange Act of 1934, including statements about future business operations, financial performance and market conditions. Such forward-looking statements involve risks and uncertainties inherent in business forecasts.

(tables to follow)

Source: Axcess International, Inc.

 AXCESS INTERNATIONAL INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	June 30, 2010	December 31, 2009
ASSETS

Current assets:
Cash and cash equivalents	$21,402	$65,534
Accounts receivable - trade, net of allowance for doubtful accounts of $16,766 and $24,715 for 2010 and 2009, respectively.	45,621	142,213
Inventory, net	53,861	83,387
Prepaid expenses and other	19,925	46,631

Total current assets	140,809	337,765

Property, plant and equipment, net	12,146	16,727
Deferred debt issuance costs	11,146	12,500
Other assets	35,035	40,213

Total assets	$199,136	$407,205

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current liabilities:
Accounts payable (includes $5,092 and $15,253 with related party in 2010 and 2009, respectively)	$839,375	$831,484
Accrued liabilities	283,841	331,899
Accrued interest	1,373,244	1,246,812
Deferred revenue	3,059	9,342
Notes payable	117,000	162,000
Dividends payable	—	31,514
Total current liabilities	2,616,519	2,613,051

Notes payable to stockholders (includes $2,361,213 and $1,791,213 with a related party in 2010 and 2009, respectively)	5,068,772	4,248,772
Debt discount	(874,372)	(682,478)

Total liabilities	6,810,919	6,179,345

Commitments and contingencies
Stockholders’ deficit:
Convertible preferred stock, 10,000,000 shares authorized in 2010 and 2009. Without liquidation preferences; $0.01 par value, 4,550,201 and 4,550,211 shares issued and outstanding in 2010 and 2009, respectively	45,502	45,502
Common stock, $.01 par value, 70,000,000 shares authorized in 2010 and 2009; 33,742,593 and 33,642,593 shares issued and outstanding in 2010 and 2009, respectively.	338,255	336,426
Additional paid-in capital	168,266,410	167,385,813

Accumulated deficit	(175,261,950)	(173,539,881)

Total stockholders’ deficit	(6,611,783)	(5,772,140)

Total liabilities and stockholders’ deficit	$199,136	$407,205

AXCESS INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF OPERATION

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009

Sales	$317,444	$3,156,836	$462,733	$4,239,518
Cost of sales	145,766	797,930	231,814	1,543,904

Gross profit	171,678	2,358,906	230,919	2,695,614
Expenses:
Research and development	217,389	239,240	561,067	548,599
General and administrative	287,907	410,470	772,942	734,923
Selling and marketing	139,706	532,093	387,292	926,651
Depreciation and amortization	5,128	5,058	10,385	9,722

Operating expenses	650,130	1,186,861	1,731,686	2,219,895

Profit (loss) from operations	(478,452)	1,172,045	(1,500,767)	475,719

Other income (expense):
Interest expense	(115,054)	(71,134)	(211,472)	(178,495)
Gain on vendor settlements	(9,830)	14,868	(9,830)	58,677

Other expense, net	(124,884)	(56,266)	(221,302)	(119,818)

Net income (loss)	(603,336)	1,115,779	(1,722,069)	355,901

Preferred stock dividend requirements:
Recurring	—	(47,797)	—	(95,263)
Preferred stock dividend requirements	—	(47,797)	—	(95,263)

Net income (loss) applicable to common stock	$(603,336)	$1,067,982	$(1,722,069)	$260,638

Net income (loss) per share
Basic	$(0.01)	$0.03	$(0.05)	$0.01
Diluted	$(0.01)	$0.03	$(0.05)	$0.01

Weighted average shares of common stock outstanding
Basic	33,825,528	31,776,731	33,777,473	31,495,431
Diluted	33,825,528	43,338,048	33,777,473	42,908,467